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Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com
July 25, 2019

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn: De Carlo McLaren Kathy Churko

Re:	Touchstone Funds Group Trust (the “Registrant”), Registration Statement on Form N-14 (File No. 333-232307)
To the Commission:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 10, 2019 and July 19, 2019 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 24, 2019 (the “Registration Statement”) relating to the issuance of Class A, Class C, Class Y and Institutional Class shares in connection with the proposed reorganization of Touchstone Credit Opportunities Fund (the “Target Fund”), a series of Touchstone Strategic Trust, into Touchstone Credit Opportunities II Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.
Accounting Comments
Comment (1)In the Pro Forma Capitalization table and the Pro Forma Financial Information in the Registration Statement, please present the information as of the most recent fiscal period of the Acquiring Fund (i.e., March 31, 2019).
Response:    The Registrant has made the requested changes.
Comment (2)    In the fee and expense tables in the Registration Statement, please confirm that the amounts shown represent the current fees and expenses for each Fund.
Response:    The Registrant confirms that the fees and expenses in the fee and expense tables in the Registration Statement represent the current fee and expense structure and rate in effect for each Fund, as applied to assets as of the specified period.

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U.S. Securities and Exchange Commission
July 25, 2019

Comment (3)    With respect to the Acquiring Fund’s fee and expense tables, please explain the discrepancy between the amount shown for dividend and interest expense on securities sold short (23 basis points) and the amount shown for the same line item in the semi-annual report (20 basis points).
Response:    The dividend and interest expense on securities sold short was 0.20% and 0.27% for the six months ended March 31, 2019 and September 30, 2018, respectively. When both of those figures are weighted using the average net assets for those periods, it totals 0.23% for the 12 months ended March 31, 2019.
Comment (4)    With respect to footnote 3 to the Acquiring Fund’s fee and expense tables, please explain why the various line items are estimated based on fees and expenses of other Touchstone funds rather than the Acquiring Fund’s experience and activity.
Response:    The Touchstone Credit Opportunities II Fund (formerly, the Touchstone Arbitrage Fund), which is the Acquiring Fund, changed its investment strategy from an arbitrage strategy to a credit opportunities strategy effective May 11, 2019. The expenses included in the pro forma were modified to reflect the Advisor’s experience with a substantially similar credit opportunities strategy, which is more reflective of the current investment strategy of the Acquiring Fund.
Comment (5)    In Note 2 to the Pro Forma Financial Information in the Registration Statement, please consider clarifying the reference to the Acquiring Fund as the surviving fund since the Target Fund will be the accounting survivor.
Response:    The Registrant has made the requested changes to Note 2.
Comment (6)    In the notes to the Pro Forma Financial Information or elsewhere in the Registration Statement, please disclose which Fund’s performance will be carried forward after the Reorganization.
Response:    Note 5 to the Pro Forma Financial Information has been revised to state that the Target Fund will also be the performance survivor.
Legal Comments

Comment (1)    With respect to the first question and answer in the Summary, please disclose whether the Advisor is entitled to recoup amounts waived or reimbursed with respect to the Target Fund subsequent to the closing of the Reorganization, and if so, the impact of such ability to recoup.
Response:    As disclosed in footnote 6 to the fee and expense tables, Target Fund fees waived and expenses reimbursed by the Advisor prior to the closing of the Reorganization may not be recouped by the Advisor following the closing of the Reorganization.

U.S. Securities and Exchange Commission
July 25, 2019

Comment (2)    With respect to the third question and answer in the Summary, please disclose the information regarding securities exchanges as required by Item 2(a) of Form N-14.
Response:    The Acquiring Fund’s shares are not listed on an exchange. Accordingly, no change has been made in response to this comment.
Comment (3)    With respect to the fees and expense tables in the Summary, please (a) break up the first paragraph into more than one paragraph, (b) show the Target Fund’s expenses as of March 31, 2019 or explain supplementally why they are not shown as of such date, and (c) confirm that more recent expenses are not available.
Response:    a.    The first paragraph has been divided into multiple paragraphs.
b.    The Target Fund’s expenses are not shown as of March 31, 2019 because the Target Fund has a June 30 fiscal year end.
c.    Please see the response to Accounting Comment (2) above.
Comment (4)    With respect to Corporate Loans in the last questions and answer in the Summary, please disclose in the Acquiring Fund’s prospectus that bank loans may take longer than seven days to settle.
Response:    In connection with the next annual update of the Acquiring Fund’s prospectus, the Acquiring Fund will add the requested disclosure.
Comment (5)    With respect to LIBOR Transition Risk in the last question and answer in the Summary, please consider whether the expected transition from LIBOR is a principal risk of the Acquiring Fund. If not, please explain supplementally. If it is, please consider adding disclosure regarding the consequences of the transition for instruments that are based on LIBOR and do not have a fallback reference rate, including among others, liquidity, and how the transition could impact the value of instruments that reference LIBOR.
Response:    After consideration, the Advisor has determined that the transition from LIBOR is not expected to have a material impact on the Acquiring Fund and, thus, is not a principal risk of the Acquiring Fund. Accordingly, such risk has been removed from the Registration Statement. Nevertheless, the Advisor will continue to monitor this development and disclosure will be added to the extent LIBOR transition risk is determined to be a principal risk.
Comment (6)    In the section Information About the Reorganization – Reasons for the Reorganization, please confirm that all material adverse factors considered by the Board are disclosed.
Response:    The Registrant confirms that all material adverse factors considered by the Board are disclosed.

U.S. Securities and Exchange Commission
July 25, 2019

Comment (7)    In the Information About the Reorganization – Material Federal Income Tax Consequences section, please state that the receipt of the tax opinion is a non-waivable condition to the closing of the Reorganization.
Response:    The second sentence of the second paragraph has been revised to begin “As a non-waivable condition to the closing of the Reorganization . . . .”
Comment (8)    With respect to the Expense Limitation Agreement section, please confirm that the terms of the Acquiring Fund’s expense limitation agreement are the same before and after the closing of the Reorganization, or if not, disclose the differences.
Response:    The terms of the Acquiring Fund’s expense limitation agreement are the same before and after the closing of the Reorganization.
Comment (9)    In the section Voting Information Concerning the Special Meeting, please disclose whether proxies are revocable, and if so, describe how.
Response:    In the paragraph with the sub-heading Required Vote, disclosure has been added to explain that proxies are revocable and how they may be revoked.
Comment (10)    Please confirm that the legality of shares opinion required by Form N-14, Item 16(11) will be filed prior to effectiveness of the Form N-14.
Response:    The legality of shares opinion was filed with the Registration Statement on June 24, 2019.
Comment (11)    With respect to Exhibit B, please provide a narrative explanation of any differences between the Funds’ fundamental investment limitations.
Response:    A third column has been added to Exhibit B which explains the differences, if any, between the Funds’ fundamental investment limitations.
Comment (12)    With respect to Exhibit C, please fill in any missing information.
Response:    All of the information has been included in Exhibit C.
Comment (13)    With respect to page 22 of the Acquiring Fund’s Statement of Additional Information (“SAI”), please include information regarding all income earned from securities lending, including from cash collateral reinvestment.
Response:    The first column in the section on Securities Lending includes income from cash collateral reinvestment. Accordingly, no change to the Acquiring Fund’s SAI has been made in response to this comment.

U.S. Securities and Exchange Commission
July 25, 2019

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Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7616 or Luisa M. Lewis at (212) 407-7795.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser